UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On November 3, 2015, Kornit Digital Ltd. issued a press release entitled “Kornit Digital Reports Third Quarter 2015 Results.” A copy of this press release is furnished as Exhibit 99.1 hereto.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: November 4, 2015	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description

99.1	Press release dated November 3, 2015 entitled “Kornit Digital Reports Third Quarter 2015 Results”

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